

February 4, 2011

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re: AlphaTrade.com**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **June 22, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2008**
> **Filed January 18, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **May 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 16, 2010**
> **File No. 000-25631**

Dear Mr. Muir:

We have reviewed your supplemental response dated January 14, 2011 as well as the amendments filed on January 18, 2011 and have the following comments. As noted in our comment letter dated October 6, 2009, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Forms 10-Q/ Amendment No. 3 for the Fiscal Quarter Ended June 30, 2008

Financial Statements and Notes

Note 3 – Restated Financial Statements, page 14

1. Refer to prior comment three of our letter dated September 30, 2010 and comment one of our letter dated December 23, 2010. We note that you continue to present second earnings per share amount using comprehensive income in the amended Form 10-Q/A

filed on January 18, 2011. Please confirm to us that you will not provide such presentation in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Note 6. Marketable Securities, page 13

2. Refer to our prior comment nine of our letter dated January 29, 2010 and your response to comment six of our letter dated December 23, 2010. We note your intention to provide the required GAAP disclosures in future filings. However, you did not explain in the response regarding how you determined you have no other-than-temporary impairment of your marketable securities as of September 30, 2010 in light of their significant unrealized losses and their duration in loss position. Please provide us your impairment analysis in detail.

Form 10-K/Amendment No. 1 for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 3. Controls and Procedures, page 17

3. We note your response to comments seven, eight, 12 and 13 of our letter dated December 23, 2010 that your disclosure controls and procedures and internal control over financial reporting have been revised to be ineffective for the reporting periods from September 30, 2009 through September 30, 2010. We note you amended only the Form 10-Q for the quarterly period ended June 30, 2010 rather than all of the periods as indicated. Nevertheless, we believe you should revise your conclusions on disclosure controls and procedures and internal control over financial reporting by amending the Form 10-K for the year ended December 31, 2009 and the subsequent Forms 10-Q for the quarterly periods ended March 31, 2010 and September 30, 2010, as appropriate.

4. Based on your responses, it appears the previously referenced statement in the 2008 Form 10-K/A that "[m]anagement determined that at December 31, 2008 the Company had a material weakness in control over financial reporting because it did not have sufficient personnel with adequate knowledge, experience, and training of United States Generally Accepted Accounting Principles commensurate with the Company's reporting requirements" would continue to apply in your situation. If so, please revise to provide such statement in your amendments for the above referenced reporting periods or explain to us why you are not required to do so.

5. In addition, please provide a risk factor disclosure in future filings, addressing your apparent limited US GAAP knowledge and SEC rules and regulations. The disclosure should also address any impact on the financial reporting and internal control over financial reporting as well as any remedial plan you have taken or anticipate taking in the near future.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief